Exhibit 99.1

News Release

Orla Mining Provides Q3 2024 Operational Results and Tracks Towards Record Production Year

Camino Rojo Delivers Record Quarterly Gold Production of 43,788 oz
Leading to Increased Production Guidance

VANCOUVER, BC, Oct. 10, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the third quarter ended September 30, 2024, and provide an update to annual production guidance.

(All amounts expressed in millions of US dollars, as at September 30, 2024 and are unaudited)

Third Quarter 2024 Camino Rojo Oxide Mine Operational Update

The Camino Rojo Oxide Mine produced 43,788 ounces and sold 38,265 ounces of gold during the third quarter 2024.

Camino Rojo Mining and Processing Totals		Q3 2024	YTD Q3 2024
Ore Mined	tonnes	1,942,269	5,790,782
Waste Mined	tonnes	2,840,117	5,764,628
Total Mined	tonnes	4,782,386	11,555,410
Strip Ratio	w:o	1.46	1.00
Ore Stacked	tonnes	1,786,175	5,504,158
Daily Stacked Throughput Rate – Average	tpd	18,434	19,246
Stacked Ore Gold Grade	g/t	0.93	0.87
Gold Produced	oz	43,788	110,217
Gold Sold	oz	38,265	105,186

Production and Cost Guidance

As a result of the production outperformance year-to-date at Camino Rojo, the Company is increasing full year gold production guidance to 130,000 to 140,000 ounces. The previous production guidance range, revised in August, was 120,000 to 130,000 ounces, while the initial annual guidance was 110,000 to 120,000 ounces. The year-to-date outperformance is driven by improved recoveries from finer crushing, higher mined and processed grade, and higher tonnes stacked. The higher strip ratio in the quarter is a result of a mine pit redesign to ensure consistent access to ore to maintain balanced production. In August 2024, full year all-in sustaining cost1 ("AISC") guidance was improved to a range of $800 to $900 per ounce of gold sold. As a result of the higher production guidance, full year AISC is now expected to reach the low end of the guidance range.

Liquidity Position

During the third quarter 2024, Orla repaid $20.0 million towards its revolving credit facility bringing the outstanding drawn amount to $58.4 million. At September 30, 2024, Orla's cash position was $180.9 million resulting in a net cash position of $122.5 million2. The Company has an undrawn amount of $91.6 million available on its revolving credit facility, which supports total liquidity of $272.5 million at quarter end3. Orla intends to further reduce the drawn amount on its revolving credit facility in the fourth quarter. The liquidity position at September 30, 2024, is shown below. Financial and operating results for the third quarter 2024 will be provided on November 12, 2024.

Cash position – September 30, 2024	$180.9
Long-term debt[3]	$58.4
Net cash[2]	$122.5
Undrawn debt available[3]	$91.6
Total available liquidity[2]	$272.5

Third Quarter 2024 Conference Call

Orla will host a conference call on Wednesday November 13, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the third quarter 2024:

Dial-In Numbers / Webcast:

USA / International Toll:	+1 (646) 307-1963
USA Toll-Free:	+1 (800) 715-9871
Canada – Toronto:	+1 (647) 932-3411
Canada – Toll-Free:	+1 (800) 715-9871
Conference ID:	8182356
Webcast:	https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Sept 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 180.9	$ 96.6
Long term debt	(58.4)	(88.4)
NET CASH	$ 122.4	$ 8.2

Liquidity

Liquidity is calculated as the sum of cash and cash equivalents, short-term Investments, and undrawn amounts available under the Company's revolving credit facility. Liquidity does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The Company believes that liquidity is useful to evaluate the Company's ability to meet its short -term obligations as they come due.

LIQUIDITY	Sept 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 180.9	$ 96.6
Total credit facility available	150.0	150.0
Credit facility principal drawn down	(58.4)	(88.4)
LIQUIDITY	$ 272.5	$ 158.2

Preliminary Financial Results

The financial results contained in this news release for the three- and nine-month periods ended September 30, 2024 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal period end accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2024 production and AISC guidance. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

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1 AISC is a non-GAAP measure. The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.
[2] Net cash and liquidity are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
[3] Long-term debt, net cash and undrawn debt may not tie due to rounding

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 10-OCT-24